EXHIBIT 12

FOR IMMEDIATE RELEASE                                                       NEWS
November 18, 1998                                    Nasdaq National Market/AVRT
                                                            http://www.avert.com

         Avert Inc. Announces Instant Pre-employment Screening Products
               Making Hiring Decisions is Now Easier with Instant
                           Background Checking Reports


(Fort Collins, Colo) -- Avert Inc. releases a new line of instant products that provides employers with immediate information to make hiring decisions more quickly and easily. The instant product line, including Instant First Check, Instant Address Link, Instant Credit Link and the Instant Workers' Compensation report allows employers to screen applicants during the initial application and interviewing stage of the hiring process.

"With today's low unemployment rate, employers need to be able to offer jobs to qualified applicants quickly and can't afford to lose them to other companies during the screening process," said Dean Suposs, president and CEO of Avert. "It is therefore important for employers to have background information available instantly."

The current U.S. unemployment rate is at 4.2 percent, a 30-year low, and employers are struggling with finding qualified job applicants to fill their positions. As for college graduates, the unemployment rate is at 1.6 percent, which for employers means it is extremely important to be able to offers jobs quickly.

"We have found value in Avert's Instant products, " said Kierstin Justinger, Human Resource Compliance Specialist of Vail Associates, Inc. "By obtaining screening information quickly, we have shortened our hiring cycle and now have all the information we need to screen an applicant thoroughly."

Avert offers four instant  products to help employers  make  decisions  quickly.
Avert's newest product, Instant Address Link provides employers with an immediate method for identifying applicants who provide you with fraudulent or incomplete background information. The product provides employers with a list of recommended county criminal history searches based on an applicant's past residences.

"Avert's Instant Address Link has saved us time and money," said Michael Baxter, Human Resources Manager of Sentry Auto Group. "We can now ask better questions and offer jobs to qualified applicants sooner in the hiring process."

Avert's Instant Credit report using information from TransUnion supplies employers with immediate information about an applicant's credit history. Avert also provides an Instant Workers' Compensation report and an Instant Social Security Number Validation report.

About Avert
Avert, Inc. is an information services company that provides employment background checks to a growing nationwide customer base. Avert is dedicated to providing customers with a single-source solution for hiring safe, honest and competent employees. With the most up-to-date technology, Avert is able to process thousands of reports a day covering everything from criminal histories to employment references and workers' compensation claims. Avert is a publicly held company and is traded on the Nasdaq market under the symbol AVRT.